

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 6, 2016

Harlan W. Waksal, M.D.
President and Chief Executive Officer
Kadmon Holdings, LLC
450 East 29th Street
New York, NY 10016

Re: **Kadmon Holdings, LLC**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 18, 2016
CIK No. 0001557142

Dear Dr. Waksal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   We refer to your response to prior comment 2. Please balance your summary presentation by describing the branded and generic business conducted and the recent negative trends in that business. In this regard, it should be clear from reading your summary why revenues dropped from $95 million in FY2014 to $35.7 million in FY2015. Also, reconcile the second sentence of your response indicating that you do not place significant value on commercial operations from a revenue-generation standpoint with your risk factor on page 28 which indicates that revenues from the portfolio fund current operations. To the extent that your commercial operations served as a material funding source to satisfy your debt obligations during FY2014 and/or FY2015, the Summary should discuss the importance of your commercial operations to your liquidity and capital resources.

2.   Your revised disclosure in response to prior comment 5 definitively states that tesevatinib crosses the blood-brain barrier; however, your disclosure on page 113 states that the preliminary data indicates that the drug "may" penetrate the barrier. Accordingly, please revise so that the degree of certainty expressed is consistently presented throughout the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities, page 91

3.   Please expand your disclosure on page 89 under results of operations – revenues to discuss how quickly and drastically, as a result of 2014 launches of novel direct-acting antivirals by other pharmaceutical companies you expect sales of ribavirin portfolio of products to continue to decrease. Also, include herein the expected future impact you expect this trend to have on your liquidity and capital resources. Further, it would appear disclosure of this trend is also needed to put your discussions under "Sales and Marketing" and "Revenue" on page 80 into context. In addition, consider providing similar disclosure in your business section under "Sales and Marketing" on page 124 and to explain as you indicate in response to prior comment two that the Company does not currently place significant value on its commercial operations from a revenue-generation standpoint, as revenues from such operations do not currently support the Company's research and development efforts.

August 2015 Secured Term Debt, page 93

4.   We refer to Exhibit 10.1 and 10.2. Please disclose the development milestones contained in section 9.17 of both agreements. Also disclose the minimum revenue requirement contained in section 10.02 or, alternatively, confirm that you will disclose it in the event that a Qualified IPO will not occur prior to June 30, 2016.

Nano Terra, Inc. (KD025), page 126

5.   We refer to prior comment 26. Please revise to disclose the initial purpose of the joint venture, its current operating status, and your current expectations for the role it will fulfill in the future.

AbbVie, Inc., page 128

6.   Please revise to disclose the royalty provisions contained in the referenced agreements.

Camber Pharmaceuticals, Inc., page 129

7.   The final sentence under the heading indicates that either party may terminate the agreement. With reference to section 9.2, please revise to disclose the circumstances under which unilateral termination is permissible.

Board of Managers and Committees, page 153

8.   We note your revised disclosures at the top of page 154. Please revise to identify each director who was appointed by one or more of the investors holding rights to appoint board members.

2015 Summary Compensation Table, page 160

9.   We continue to evaluate your response to prior comment 34. With reference to Regulation S-K, Item 402(n), please provide us support for not disclosing the grant date fair value for the equity appreciation rights units in the summary compensation table. Also, please explain why you would be unable to disclose the number of shares underlying the EARs and the value of these awards in the outstanding equity awards table based on an assumed initial offering price.

Related Party Agreements…, page 173

10.   We refer to prior comments 36 and 37. Please:
        • disclose the approximate dollar value of the equity instrument issued to YCMM Funding, LLC;
        • identify the person or entity directly holding the membership interests that SBI Holdings, Inc. indirectly holds; and
        • describe briefly the nature of the certain claims settled with Golden Tree.

Dr. Samuel D. Waksal's Former Roles at Kadmon, page 179

11.   We note your response to prior comment 39. Please revise this section to disclose the extent of Dr. Waksal's economic interests in Kadmon I, LLC or alternatively provide a reference to the relevant footnote contained in the beneficial ownership table.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

12.   Please refer to rule 3-09 of Regulation S-X and tell us why financial statements for your equity method investment are not required.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-19

13.   Please disclose revenue for each product as required by ASC 280-10-50-40.

4. Commercial Partnership, page F-23

14.   We acknowledge your revised disclosure in response to prior comment 47. Your disclosure does not fully support your accounting for the elements of your AbbVie agreement. Please address the following:

- Tell us how the units of accounting related to the non-exclusive license agreement and the asset purchase agreement identified met the criteria for standalone value in ASC 605-25-25-5.
- We are not clear as to the relevance of the following disclosure:

     "The Company believes the stated price in the non-exclusive license for the domestic sale of Ribasphere® and the asset purchase agreement for certain intellectual property and marketing rights related to the international sale of Ribasphere® to be most indicative of fair value of the transactions and will utilize these amounts as the stated basis for purposes of revenue recognition."

     ASC 605-25 does not allow for the use of the stated contract price for the valuation of the units of accounting identified, rather it requires the application of the relative selling price method to allocate arrangement consideration as provided in ASC 605-25-30-2. Please tell us how your accounting complies with ASC 605-25-30-2.
- Provide us your analysis supporting your accounting for a $6.6 million of the revenue allocated to the asset purchase agreement as a decrease to the net book value of the intangible asset as of June 17, 2013.
- Ensure that you disclose all material rights and obligations of your AbbVie arrangement, such as for example continuing performance obligations subsequent to the delivery of the units of accounting.
- Regarding the May and October 2014 amendments, tell us whether these were material or non-substantive modifications, the basis for your conclusion and your analysis for your accounting for these contract modifications.
- With respect to the May and October 2014 amendments, provide us your analysis supporting your accounting for the payments received of $5 million in May 2014 and $19.0 million in October 2014, which you recognized as milestone revenue at the time of the amendment.

     Please include with your analyses references to the applicable paragraphs within the accounting literature that substantiate your accounting.

10. Unit-Based Compensation, page F-44

15.   You disclose that a total of 9,750 and 8.500 units were granted under the LTIP at December 31, 2015 and 2014, respectively and you state that a liability and associated compensation expense for these awards will not be recognized until an IPO or change in control is consummated. Please provide us your analysis with reference to authoritative literature supporting this accounting. In your response, tell us your consideration of ASC 718-10-25-20, as applicable.

16.   Please direct us to disclosure that explains your accounting for the warrants issued to two lenders to purchase $6.3 million of your Class A units, not reflected in the tabular disclosure on page F-47 "as the number of warrants to be issued is not determinable." Provide us an analysis that substantiates your accounting for these warrants.

        You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

                                Sincerely,

                                /s/ Joseph McCann for

                                Suzanne Hayes
                                Assistant Director
                                Office of Healthcare and Insurance

cc: Christopher C. Paci, Esq. - DLA Piper LLP (US)